UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant's name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On March 4, 2020, pursuant to Section 36 of the Securities Exchange Act of 1934, the Securities and Exchange Commission (“SEC”) issued Order Release No. 34-88318 (the “Order”) granting exemptions to registrants subject to the reporting requirements of the Exchange Act Section 13(a) or 15(d) due to circumstances related to the coronavirus disease 2019 (COVID-19).

Pursuant to the Order, Powerbridge Technologies Co., Ltd. (the “Company”) states the following:

(1)	The Company is relying on the SEC Order dated March 4, 2020.

Due to circumstances related to COVID-19, the Company is relying on the Order with respect to the Company’s Form 20-F (“20-F”) for the fiscal year ended December 31, 2019. Absent the Order, the 20-F is due on April 30, 2020.

(2)	The Company is unable to file the 20-F on a timely basis due to travel restriction, quarantines and staffing issues as a result of COVID-19.

The ongoing outbreak of the COVID-19 was first reported on December 31, 2019 in City of Wuhan, Hubei, China and was recognized as a pandemic by the World Health Organization (WHO) on March 11, 2020. Efforts to prevent the virus spreading include travel restrictions, quarantines, curfews, event postponements and cancellations, and facility closures. These include a quarantine of Zhuhai, curfew measures elsewhere in China, and national travel restrictions. In late March, Chinese Premier Li Keqiang reported that spread of domestically transmitted epidemic has been basically blocked and the outbreak has been controlled in China. On April 8, 2020, Wuhan issued an order to remove the city lockdown measurement. As a result, more and more government restrictions and quarantines abovementioned have relaxed in certain areas, including Shenzhen, Zhuhai, Beijing, and Wuhan.

On January 31, 2020, a public health emergency was declared in the United States with travel restrictions placed on entry for travelers from China. On March 13, 2020, a national emergency was further declared in the United States. As of early April 2020, approximately 1.45 million cases of COVID-19 have been reported in more than 209 countries and territories.

The Company’s headquarter is located in Zhuhai, China with operation offices located in Beijing, Wuhan, Changsha, Nanning, and Hangzhou. In each operation location, the Company has been following the measures implemented by the local governments. During the outbreak of COVID-19, the Company has been taking pro-active measures to help protect its employees by implementing body-temperature tests and enforcing face mask requirements. The Company has also implemented self-quarantine measures of at least 14 days for its staff that have traveled from other regions within or outside China before they are allowed to report to the office. This restriction also applies to non-Company personnel, including its outside auditors, who may have travelled from other regions before they are permitted onsite to the Company’s facilities. In China, the Company suspended all business since late January, 2020 and started to resume its operation on March 2, 2020. However, after reopening of the offices, we are still unable to resume our full operation due to travel restrictions from other provinces, including Hubei Province, which has led to a delay in a number of our employees returning to work in our offices.

These actions taken by the Chinese government and the Company have impacted the daily operations of the Company and its ability to complete its financial data by on or before April 30, 2020. As a result, the Company is unable to timely file the 20-F by April 30, 2020.

(3)	The Company intends to file the 20-F on or before June 12, 2020 as permitted with the additional 45 day relief granted by the SEC.

(4)	The Company’s business operations could be adversely affected by the continued outbreak of COVID-19.

The Company’s business operations could be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus known as COVID-19 which was first identified in the City of Wuhan, Hubei, China. The Company’s corporate headquarter is located in Zhuhai, China with operation offices located in Beijing, Wuhan, Changsha, Nanning and Hangzhou, where any outbreak of contagious diseases and other adverse public health developments could be materially adverse on the Company’s business operations. In response to the highly contagious and sometimes fatal coronavirus inflicting thousands of people in China, the local government has imposed travel restrictions and quarantines order to help control the spread of COVID-19.

The Company primarily engages in providing software application and technology solutions and services to corporate and government customers primarily located in China. Our customers are corporate and government organizations engaged in global trade, including import and export companies, manufacturers and logistics providers engaged in international trade, as well as customs, ports, terminals, and other government agencies that oversee the flow of goods and services across borders. The global outbreak of COVID -19 has significantly impact on our business operations. In late January 2020, the Zhuhai government released a stop order on all activities that involved public gatherings and movement restrictions. As a result, we have been forced to postpone most of our in-person business meetings. Although we are still able to communicate with customers from home to provide software and cloud services, we have failed to stick to the original timelines of certain on premise projects due to strict movement restrictions. We have also experienced a slowdown in our regular business activities, as a result of current remote working requirements and travel restrictions. Given that the outbreak has been gradually controlled in China, all of the Company’s offices have started to resume their business. However, our business was and has continued being adversely impacted by the outbreak of COVID-19.

The continued spread of COVID-19 globally could further adversely impact the Company’s operations and could have an adverse impact on the Company’s business and financial results.

(5)	The reason the 20-F cannot be filed timely does not relate to the inability of any person, other than the Company, to furnish any required opinion, report, or certification.

Forward-Looking Statements

Certain of the statements contained in this report should be considered forward-looking statements within the meaning of U.S. federal securities laws. Such forward-looking statements include, but are not limited to, statements regarding the audit of the financial statements of the Company and the filing of the Annual Report on 20-F, as well as the Company’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future revenues and the business plans of its management team. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this report are based on certain assumptions and analyses made by the management of the Company in light of their respective experience and perception of historical trends, current conditions and expected future developments and their potential effects on the Company as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting the Company will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the mix of services utilized by the Company’s customers and such customers’ needs for these services, the ability of the Company to expand what it does for existing customers as well as to add new customers, that the Company will have sufficient capital to operate as anticipated, and the impact that the novel coronavirus and the illness, COVID-19, that it causes, as well as governmental responses to deal with the spread of this illness, may have on the Company’s operations, the demand for the Company’s products, global supply chains and economic activity in general. Should one or more of these risks or uncertainties materialize, or should any of the assumptions being made prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

April 28, 2020

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor Chief Financial Officer

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